UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1*)

Integrated Environmental Technologies, Ltd.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

639048 10 7

(CUSIP Number)

E. Wayne Kinsey, III
2801 Post Oak Blvd., Suite 400
Houston, Texas 77056
(713) 986-2500

with a copy to:

Barry Davis
Thompson & Knight LLP
333 Clay Street, Suite 3300
Houston, Texas 77002
(713) 654-8111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:
Benchmark Performance Group, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 75-2140139

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		20,000,000
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.6%1
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

___________________________
1 Based on 78,130,467 shares issued and outstanding as of November 5, 2008, as disclosed in IET’s 10-Q filed on November 13, 2008.

1	NAMES OF REPORTING PERSONS:
	E. Wayne Kinsey, III
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States Citizen
	7	SOLE VOTING POWER:

NUMBER OF		12,500
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		20,000,000
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,500
WITH	10	SHARED DISPOSITIVE POWER:

		20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	20,012,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	25.6%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

 ___________________________
2 Based on 78,130,467 shares issued and outstanding as of November 5, 2008, as disclosed in IET’s 10-Q filed on November 13, 2008.

This Amendment No. 1 to Schedule 13D (this "Amendment") amends the joint Schedule 13D filed on June 6, 2008 by Benchmark Performance Group, Inc. ("Benchmark") and E. Wayne Kinsey, III (the "Original Schedule 13D").

Except as provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein but not defined have the meanings ascribed to them in the Original Schedule 13D.

Item 1.  Security and Issuer.

No modification is made to Item 1 of the Original Schedule 13D.

Item 2.  Identity and Background.

No modification is made to Item 2 of the Original Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

The following is added to Item 4 of the Original Schedule 13D by adding the following at the end thereof:

On November 25, 2008, Mr. Kinsey received 12,500 restricted shares of Common Stock which Mr. Kinsey holds in his individual capacity pursuant to grants of shares of Common Stock in transactions exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended pursuant to Rule 16b-3 promulgated thereunder. Mr. Kinsey received the shares of Common Stock as compensation for his attendance at the meetings of the Board of Directors of IET in 2007 and 2008 and IET's 2007 annual meeting.

Item 4.  Purpose of Transaction.

The following is added to Item 4 of the Original Schedule 13D by adding the following at the end thereof:

On August 26, 2008, Benchmark entered into that certain Addendum No. 1 to  Stock Acquisition Agreement by and between Benchmark and IET, pursuant to which Benchmark agreed to make the Fifth Installment early and prior to October 31, 2008 as previously agreed in the Acquisition Agreement.  As consideration for the early payment of the Fifth Installment, the payment was reduced to $400,000.  Benchmark made the Fifth Installment of $400,000 on August 26, 2008.  Benchmark was issued 5,000,000 Shares of IET in exchange for payment of the Fifth Installment.

The restricted shares of Common Stock granted to Mr. Kinsey by IET were acquired as compensation for attendance at board meetings and the annual meeting of IET.

Item 5. Interest in Securities of the Issuer:

The information in Item 5 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

(a)
As of the filing date of this Amendment, as a result of the Acquisition Agreement, as amended, Benchmark may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote 20,000,000 shares of common stock, which represents approximately 25.6% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j).  This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by Benchmark as of August 26, 2008 by 78,130,467 shares (the number of outstanding shares of Common Stock of IET as of November 5, 2008, based upon the Issuer's Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2008).

On November 25, 2008, Mr. Kinsey received 12,500 restricted shares of Common Stock as compensation for his attendance at the meetings of the Board of Directors of IET in 2007 and 2008 and IET's 2007 annual meeting.  Mr. Kinsey beneficially owns 81.4% of Benchmark.  Therefore, Mr. Kinsey beneficially owns 25.6% of IET.

(b)	The Reporting Persons have shared power to vote and shared power to dispose of all of the shares beneficially owned by Benchmark.

Mr. Kinsey has sole power to vote and to dispose of the number of shares set forth on the cover page of this Amendment.

(c)	Except as set forth or incorporated herein, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No modification is made to Item 6 of the Original Schedule 13D.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated December 23, 2008 between Benchmark Performance Group, Inc. and E. Wayne Kinsey, III.

Exhibit 2	Addendum No. 1 to Stock Acquisition Agreement dated August 26, 2008 by and between Benchmark Performance Group, Inc. and Integrated Environmental Technologies, Ltd.

SIGNATURE

After reasonable inquiry and not to the best of the undersigned's knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2008

Benchmark Performance Group, Inc.

By:	/s/ E. Wayne Kinsey, III
E. Wayne Kinsey, III

/s/ E. Wayne Kinsey, III
E. Wayne Kinsey, III